UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                          Norland Medical Systems, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   656031 10 1
              ----------------------------------------------------
                                 (CUSIP Number)


                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576-1595
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656031-10-1               SCHEDULE 13D                          Page 2
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Norland Medical Systems B.V.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      A Netherlands corporation
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,000,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,000,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,000,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1             SCHEDULE 13D                            Page 3
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Norland Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      A Delaware limited partnership
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               4,783,387
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,000,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        4,783,387
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,000,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,783,387
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      30.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1             SCHEDULE 13D                            Page 4
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Novatech Management Corporation (the stockholders of which are Reynald
      G. Bonmati and Albert S. Waxman)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      A Delaware limited partnership
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               396,049
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             5,783,387
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        396,049
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        5,783,387
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,179,436
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      33.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1             SCHEDULE 13D                            Page 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Bones, L.L.C. (the managing members of which are Reynald G. Bonmati and Hans Schiessl)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      00
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      A Delaware limited partnership
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,805,082
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,000,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,805,082
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,000,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,805,082
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      36.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1                                                     Page 6

            On September 11, 1997, Norland Medical Systems, Inc. (the "Company") purchased (the "Acquisition") all of the issued and outstanding stock of Norland Corporation ("Norland Corp.") from Norland Medical Systems B.V. ("NMS BV"). The purchase price for the Norland Corp. stock was $17,500,000, consisting of (a) $1,250,000 cash paid to NMS BV at closing and (b) a 7% promissory note issued by the Company to NMS BV. The Company had the right to pay principal of the note by delivering shares of the Common Stock, par value $.0005 per share, of the Company ("Common Stock"), valued at the average closing prices for the five trading days preceding the payment date. The Acquisition was the subject of an ongoing litigation in the Court of Chancery of the State of Delaware, New Castle County. On December 31, 1998, the Company entered into a settlement agreement with respect to this litigation. In connection with the settlement, the purchase price of the Norland Corp. stock was reduced to $8,700,000. The 7% promissory note was reduced by $8,800,000, an additional $1,890,000 of principal was paid by the Company delivering 7,000,000 shares of Common Stock to NMS BV valued at the five day average closing price formula referred to above ($.27 per share), and a new 6 1/2% promissory note in the principal amount of $5,560,000 was issued to NMS BV (the "Amended Note").

            In March, 1999, the Company exercised its right to pay an additional $4,310,000 of principal of the Amended Note by the issuance of 11,122,580 shares of the Company's Common Stock ($.39 per share). These 11,122,580 shares, when added to the shares presently outstanding and reserved for issuance exceed the Company's 20,000,000 authorized shares of Common Stock by 6,534,111 shares. Accordingly, the Company has issued 4,588,469 of such 11,122,580 shares, as a result of which the total number of issued and outstanding shares of Company's Common Stock is 18,752,500. Issuance of the remaining 6,534,111 shares is subject to stockholder approval of an increase in the amount of the Company's authorized Common Stock to be proposed at the upcoming 1999 annual meeting. The 4,588,469 shares issued in March of 1999 and 6,000,000 of the shares issued in December are held by Norland Partners, L.P. ("Norland Partners"), and Bones, L.L.C. ("Bones"), stockholders of NMS BV.

            Novatech Management Corporation ("Novatech Management") is the sole general partner of Norland Partners. Novatech Management is the owner of 396,049 shares of Common Stock. These shares were transferred to Novatech Management by Norland Partners in 1997.

            NMS BV, Norland Partners, Novatech Management and Bones are filing this Schedule 13D amendment by virtue of the payment of $4,310,000 of principal of the Amended Note and the acquisition by Norland Partners and Bones of shares of Common Stock issued in payment of the Amended Note. NMS BV, Norland Partners, Novatech Management and Bones disclaim that they constitute a "person" or "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. Each of NMS BV, Norland Partners, Novatech Management and Bones disclaims beneficial ownership of the Common Stock owned by the other entities. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that NMS BV, Norland Partners, Novatech Management and Bones constitute such a person or group.

Item 1. Security and Company

            This statement relates to the Common Stock of Norland Medical Systems, Inc.. The principal executive offices of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2. Identity and Background.

            Norland Medical Systems B.V. is a Netherlands corporation with an address at Admiraliteskade 50, 3063 ED Rotterdam, P. O. Box 4433, 3006 AK Rotterdam, The Netherlands. The names and addresses of the managing directors of NMS BV are as follows: Reynald G. Bonmati, whose address is Premium Point, New Rochelle, New York 10801; Hans Schiessl, whose address is Markgrafenstrasse 8, 75117 Pforzheim, Germany; and Albert S. Waxman, whose address is 137 East Inlet Drive, Palm Beach, Florida 33480. The principal business of NMS BV is that of a holding company. The principal occupation and employment of Mr. Bonmati is that of President of Norland Medical Systems,, Inc. The principal occupation or employment of Mr. Schiessl is that of Geschaftsfuhrer (chief

CUSIP No. 656031-10-1                                                     Page 7

executive officer) of Stratec Medizintechnik GmbH. The principal occupation or employment of Dr. Waxman is that of Senior Managing Partner, Psilos Group Managers, LLC, an investment firm. Mr. Bonmati and Dr. Waxman are citizens of the United States. Mr. Schiessl is a citizen of Germany.

            Norland Partners, L.P., is a Delaware limited partnership with an address at Premium Point, New Rochelle, New York 10801. The principal business of Norland Partners is that of a private investment fund. The sole general partner of Norland Partners is Novatech Management Corporation, a Delaware corporation with an address at Premium Point, New Rochelle, New York 10801. Mr. Bonmati and Dr. Waxman are the directors and stockholders of Novatech Management.

            Bones L.L.C. is a Delaware limited liability company with an address at Premium Point, New Rochelle, New York 10801. The principal business of Bones is that of a private investment firm. The managing members of Bones are Reynald
G. Bonmati and Hans Schiessl.

            Neither NMS BV, Norland Partners, Novatech Management, Bones, Mr. Bonmati, Mr. Schiessl nor Dr. Waxman has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amounts of Funds of Other Consideration.

            The shares held by NMS BV, Norland Partners and Bones were issued by the Company in payment of portions of the principal of the Amended Note, as described in the paragraphs preceding Item 1, above.

Item 4. Purpose of Transaction.

            This Amendment is being filed with respect to the issuance of shares of Common Stock in payment of the Amended Note, as described above. It is possible that in the future the undersigned may acquire additional shares of Common Stock and may transfer or sell shares of Common Stock.

            Subject to the foregoing, the undersigned do not have any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 656031-10-1                                                     Page 8

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

            (a) NMS BV may be deemed to be the beneficial owner of 1,000,000 shares (5.3% of the total outstanding). Norland Partners may be deemed to be the beneficial owner of 5,783,387 shares (30.8% of the total outstanding). This figure includes: (i) 4,783,387 shares owned directly by Norland Partners; and
(ii) the 1,000,000 shares owned by NMS BV. Novatech Management may be deemed to be the beneficial owner of 6,179,436 shares (33.0% of the total outstanding). This figure includes: (i) 396,049 shares owned directly by Novatech Management;
(ii) the 1,000,000 shares owned by NMS BV; and (iii) the 4,783,387 shares owed by Norland Partners. Bones may be deemed to be the owner of 6,805,087 shares (36.3%) of the total outstanding. This figure includes: (i) 5,805,082 shares owned directly to Bones; and (ii) the 1,000,000 shares owned by NMS BV. Norland Partners, Novatech Management and Bones may be deemed to beneficially own the shares owned by NMS BV due to their relationships with NMS BV, and Novatech Management may be deemed to beneficially own the shares owned by Norland Partners due to its relationship with Norland Partners. Norland Partners and Bones are stockholders of NMS BV, and Novatech Management is the sole general partner of Norland Partners. Beneficial ownership of the shares owned by NMS BV is disclaimed by Norland Partners, Novatech Management and Bones, except to the extent of their proportionate interest in NMS BV. Beneficial ownership of the shares owned by Norland Partners is disclaimed by Novatech Management, except to the extent of its proportionate interest in Norland Partners. The figures included herein do not include the 6,534,111 shares the issuance of which is subject to stockholder approval of an increase in the amount of authorized Common Stock.

            (b) NMS BV has sole power to vote and dispose of the 1,000,000 Shares owned directly by it. Norland Partners has sole power to vote and dispose of the 4,783,387 shares owned directly by Norland Partners. Novatech Management has sole power to vote and dispose of the 396,049 shares owned directly by Novatech Management. Bones has sole power to vote and dispose of the 5,805,082 shares owned directly by Bones. Norland Partners, Novatech Management and Bones may be deemed to have shared power to vote and dispose of the 1,000,000 shares owned by NMS BV. Novatech Management may be deemed to have shared power to vote and dispose of the 4,783,387 shares owned by Norland Partners.

            (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company owned by NMS BV, Norland Partners, Novatech Management and Bones.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

            The shares were issued pursuant to the Stock Purchase Agreement dated as of February 26, 1997, as amended by an Amendment to Stock Purchase Agreement dated as of December 31, 1998. The Agreement contains provisions pursuant to which, among other things, shares issued pursuant to such Agreement have certain registration rights.

CUSIP No. 656031-10-1                                                     Page 9

Item 7. Material to be filed as Exhibits.

            1. Joint Filing Agreement.

            2. Amendment to Stock Purchase Agreement between the Company and NMS BV (Exhibit to original January 9, 1999 Schedule 13D).

            3. Stock Purchase Agreement between the Company and NMS BV (this Agreement is an Exhibit to the Company's Proxy Statement filed with the Securities and Exchange Commission on July 25, 1997 and is incorporated herein by reference).

            After reasonable inquiry and to the best of its knowledge and belief, each of NMS BV, Norland Partners, Novatech Management and Bones certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999

                                        NORLAND MEDICAL SYSTEMS B.V.

                                        By:/s/ Reynald G. Bonmati
                                           -------------------------------------
                                               Reynald G. Bonmati
                                               Managing Director


                                        NORLAND PARTNERS, L.P.
                                        By: Novatech Management Corporation
                                            General Partner

                                        By:/s/ Reynald G. Bonmati
                                           -------------------------------------
                                               Reynald G. Bonmati
                                               President


                                        NOVATECH MANAGEMENT CORPORATION

                                        By:/s/ Reynald G. Bonmati
                                           -------------------------------------
                                               Reynald G. Bonmati
                                               President


                                        BONES, L.L.C.

                                        By:/s/ Reynald G. Bonmati
                                           -------------------------------------
                                               Reynald G. Bonmati
                                               Managing Member